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Exhibit 21

SCHEDULE OF SUBSIDIARIES

NAME	STATE OF INCORPORATION
First Penn Bank	Pennsylvania
Jade Abstract Company	Pennsylvania
Jade Insurance Company	Pennsylvania
Transnational Mortgage Company	Pennsylvania
PSA Service Corp.	Pennsylvania
PSA Financial Corp.	Pennsylvania
PSA Consumer Discount Company (inactive)	Pennsylvania
First Penn Bank Revocable Trust	Delaware

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SCHEDULE OF SUBSIDIARIES